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[ROYAL GROUP TECHNOLOGIES LOGO]

FEBRUARY 27, 2004


During the preparation of our First Quarter Report to Shareholders, Royal Group issued the attached press release.

I wish to advise you that no substantive particulars of the concerns raised by the Ontario Securities Commission (the "OSC") have been provided to us despite several requests made by us for such particulars. However, we understand that the investigation principally concerns transactions between Royal Group and a St. Kitts resort. The St. Kitts resort purchased goods and services from Royal Group over the past five years which have a value of approximately $32 million.

As noted in the press release, in late December 2003, Royal Group was advised that the OSC was conducting the investigation and Royal Group has been cooperating with the OSC and providing information to the OSC regarding Royal Group's relationship with the St. Kitts resort and past financial transactions between them. Royal Group established a Special Committee of the Board of Directors in late December 2003 to deal with these matters, consisting solely of independent directors who have retained independent legal counsel and forensic accountants.

Needless to say we remain focused on our business and the furtherance of strategies initiated thus far.

We thank you for your patience as Royal Group deals with this matter and the business transitions that we believe will enable a return to a level of financial performance which will ultimately result in enhanced shareholder value.



/s/ Douglas Dunsmuir
    --------------------
    Douglas Dunsmuir
    C.E.O. and President